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                           November 13, 2023

       Arik Kaufman
       Chief Executive Officer
       Steakholder Foods Ltd.
       5 David Fikes St., P.O. Box 4061
       Rehovot, Israel 7638205

                                                        Re: Steakholder Foods
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed November 7,
2023
                                                            File No. 333-275365

       Dear Arik Kaufman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at 202-551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              David Huberman, Esq.